FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date February 21, 2007

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  February 21, 2007

NEWS RELEASE 07-06

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

    Web:  www.tylerresources.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

TYLER RESOURCES ANNOUNCES BROKERED FINANCING

Tyler Resources Inc. (“Tyler” or the “Company”) is pleased to announce that it has entered into an agreement with Jennings Capital Inc. (the “Agent”) to act as agent on a “best efforts” basis for the placement of up to 16,000,000 Units (“Units”) of Tyler at CAD $0.50 per Unit (the “Offering”) for aggregate gross proceeds of up to CAD$8,000,000.  Each Unit consists of one common share (a “Share”) and one-half of one purchase warrant (a “Warrant”) of Tyler.  Each whole Warrant will entitle the holder to purchase one Share at an exercise price of $0.75 per Share for a period of 24 months from the date of closing of the Offering.  The Company also shall have the right to sell up to a maximum 2,000,000 Units directly to purchasers of its own choosing (“President’s Units”).

The Agent will receive a cash commission equal to 6% of the aggregate gross proceeds of the Offering, exclusive of the gross proceeds realized from the sale of any President’s Units, in respect of which the Agent will be paid a cash commission equal to 3% of the gross proceeds.  The Agent will also receive an Agent’s Warrant exercisable to purchase that number of Shares that is equal to 6% of the aggregate number of Units sold (net of President’s Units) and 3% of the aggregate number of President’s Units sold.  Each Agent’s Warrant will entitle the holder to acquire one Share at a price of $0.50 per Share for a period of 24 months from the date of closing of the Offering. The Agent shall have the option, exercisable at any time up to 48 hours prior to the date of closing of the Offering, to increase the size of the Offering by additional Units for aggregate gross proceeds of up to C$2,000,000.   If the Agent’s over-allotment option is exercised in full, then the Company shall have the right to allocate an additional 1,000,000 President’s Units.

The securities issued in the Offering will be subject to a hold period of four months plus one day from closing.

The Offering is scheduled to close on or about March 12, 2007 and is subject to applicable regulatory and TSX Venture Exchange approval and completion of definitive documentation.  Proceeds from the Offering will be used for exploration expenditures, preparation of a feasibility study on the Company’s Bahuerachi property in Mexico and for working capital purposes.

The Units will be offered by way of private placement exemptions in the provinces of Ontario, British Columbia and Alberta and such other jurisdictions within and outside of Canada as may be agreed to between the Company and the Agent. The Offering will not be available in the United States except under applicable registration exemptions under the United States Securities Act of 1933.

February 21, 2007

About Tyler

Tyler Resources is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.